SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder
Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934
(Amendment No. 5)
CROWLEY MARITIME CORPORATION

(Name of Issuer)
CROWLEY NEWCO CORPORATION
THOMAS B. CROWLEY, JR.
CHRISTINE S. CROWLEY
MOLLY M. CROWLEY
CROWLEY MARITIME CORPORATION

(Names of Persons Filing Statement)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
228090106

(CUSIP Number of Class of Securities)
Thomas B. Crowley, Jr.
c/o Crowley Maritime Corporation
9487 Regency Square Boulevard
Jacksonville, Florida 32225
(904) 727-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☑	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$93,554,110	$2,872.11
*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0- 11(b). The calculation assumes the purchase of all outstanding shares of the Issuer (other than the 58,562 shares already beneficially owned by Crowley Newco Corporation) at a price of $2,990 in cash per share. There were 31,289 shares of Common Stock outstanding that were not beneficially owned by Crowley Newco Corporation as of March 16, 2007.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission on February 15, 2007. Such fee equals .00307 percent of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,872.11	Filing Party:	Crowley Newco Corporation
Form or Registration No.:	Schedule TO	Date Filed:	March 19, 2007

AMENDMENT NO. 5 TO TRANSACTION STATEMENT
This Amendment No. 5 to Transaction Statement amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended and supplemented by Amendment No. 1 to Transaction Statement filed with the SEC on March 19, 2007, and as amended and supplemented by Amendment No. 2 to Transaction Statement filed with the SEC on March 22, 2007, as amended and supplemented by Amendment No. 3 to Transaction Statement filed with the SEC on April 13, 2007, and as amended and supplemented by Amendment No. 4 to Transaction Statement filed with the SEC on April 23, 2007, by Crowley Newco Corporation (the “Purchaser”), Thomas B. Crowley, Jr., Christine S. Crowley, Molly M. Crowley and Crowley Maritime Corporation (the “Company”). The Purchaser has made an offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Company, other than the shares of Common Stock beneficially owned by the Purchaser, at a purchase price of $2,990 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 2007 (as amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.
Items 1 through 13 and 15
     Items 1 through 13 and 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows (changed language is marked to show deletions/additions to existing text):
     (1) The Offer to Purchase, in “Summary Term Sheet”, is hereby amended by adding the following new section after the section entitled “Do you have any agreements with any Crowley Maritime stockholders regarding the Offer?”:
How are the interests of certain Crowley affiliates in the Offer and Merger different from those of the Unaffiliated Stockholders?
Unaffiliated Stockholders are entitled to receive in the Offer $2,990 per share of Common Stock in cash and, unless you demand payment of the judicially appraised fair value, the same amount of cash in the Merger. Certain persons and entities that are affiliates of Crowley Maritime and beneficially own equity in Crowley Maritime— Thomas B. Crowley, Jr. (other than in respect of his deemed beneficial ownership of Common Stock through the Crowley Foundation), Christine S. Crowley and Molly M. Crowley—will not receive cash as a result of the Offer and the Merger. Rather, by virtue of the Contribution Agreement, after the Offer has expired, they will exchange their current equity in Crowley Maritime for equity in the Purchaser that will become equity of the surviving corporation after the Merger. As a beneficial owner of the equity held by the Marital Trust under the Thomas B. Crowley Trust, Molly M. Crowley will be deemed to have exchanged 32,601 shares of Common Stock, 46,138 shares of Class N and 225,848 shares of Series A Preferred for 31,478 Purchaser Common Stock and 66,282 shares of Purchaser Class N (60.1% of the current economic interest for 74.6% of the future economic interest). As the record and beneficial owner of 684 shares of Common Stock and the beneficial owner of 4,355 shares of Common Stock and 15,211 shares of Series A Preferred held by Crowley Asset Management, Christine S. Crowley will be deemed to have exchanged these shares for 6,306 shares of Purchaser Common Stock

(3.1% of the current economic interest for 4.8% of the future economic interest). As the beneficial owner of all equity held of record by the Crowley Group (including the equity beneficially owned by Molly M. Crowley and Christine S. Crowley), Thomas B. Crowley, Jr. will be deemed to have exchanged 43,992 shares of Common Stock, 46,138 shares of Class N and 314,794 shares of Series A Preferred for 50,280 Purchaser Common Stock and 66,282 shares of Purchaser Class N (71.7% of the current economic interest for 88.9% of the future economic interest). (The shares of Purchaser Common Stock are subject to increase in an amount equal to the number determined by dividing the amount of accrued but unpaid dividends on the Series A Preferred on the date the Purchaser accepts for payment the shares of Common Stock validly tendered and not withdrawn by $1,200 with a corresponding increase in the economic interest.)
In addition, any Crowley Maritime officers that are “affiliates” and participants in one or more of the Plans will indirectly have differing interests from the Unaffiliated Stockholders, since the Plans will also exchange their Common Stock for Purchaser Common Stock. None of these indirect interests is material.
     (2) The Offer to Purchase, in “Special Factors—Purpose and Structure of the Offer and the Merger; Purchaser’s Reasons for the Offer and the Merger”, is hereby amended as follows:
          (i) The following new second paragraph is hereby added after the first paragraph thereof:
The amount of third party costs avoided on an annual basis, once Crowley Maritime is subject to the certification requirements of Section 404 of Sarbanes-Oxley, is estimated at approximately $2.4 million, of which approximately $2.2 million represents additional accounting and auditing costs as well as the costs of maintaining documentation associated with maintaining and auditing internal controls over financial reporting for a public company. This does not take into account the value of the time of Crowley Maritime personnel involved in preparing periodic reports and proxy statements, or otherwise engaged in activities that arise solely because Crowley Maritime is a public reporting company.
          (ii) The current second paragraph (new third paragraph) thereof is amended to read in its entirety as follows:
Although Franklin was initially filed in December 2004, serious settlement negotiations did not commence until early December 2006. The structure of the acquisition as a cash tender offer followed by a cash “short form” merger that resulted from the negotiations satisfied a number of objectives. As the plaintiffs were seeking to have the lawsuit certified as a class action, from Crowley Maritime’s perspective this structure provided the same opportunity to all Unaffiliated Stockholders (i.e., the purported class referred to in the lawsuit) to sell their shares of Common Stock, which a purchase of the shares of only the named plaintiffs would not provide. As structured, it gives the plaintiffs and the other public stockholders cash for ^their shares of Common Stock as promptly and efficiently as practicable. The Offer also is intended to enable the Purchaser to acquire beneficial ownership of at least 95% of the shares of each class of capital stock of Crowley Maritime outstanding (after giving effect to the successful completion of the Offer by the Purchaser and the contributions of Crowley Maritime capital stock to the Purchaser by the Continuing Stockholders in exchange for voting and non-voting common stock of the Purchaser pursuant to the Contribution Agreements) so that the short-form merger can be accomplished. Since the Crowleys shared the same goals of settling Franklin and returning Crowley Maritime to family ownership, they also favored a structure best suited to accomplishing the dual purposes. The Crowleys considered three alternative transaction structures: “long-form” merger, issuer tender offer and reverse stock split. The Crowleys viewed the first two alternatives as being inferior to the chosen structure. The Crowleys chose not to pursue a reverse stock split because that transaction would have required compliance with California securities laws (which, in turn, raised execution and timing risks).
     (3) The Offer to Purchase, in “Special Factors—Position of the Crowleys and the Purchaser Regarding Fairness of the Offer and the Merger”, is hereby amended as follows:
          (i) The second sentence of the first paragraph thereof is hereby amended to read in its entirety as follows:
“The Purchaser and the Crowleys believe that the Offer and Merger are both financially and procedurally fair ^ to the Unaffiliated Stockholders.”
          (ii) The following new numbered paragraph (xi) is hereby added after numbered paragraph (x) thereof:
“(xi) The Crowleys have no interest in causing Crowley Maritime to sell shares of Common Stock in a public offering. As a result, minority stockholders should not expect the development of an active trading market for the Common Stock or a listing of the Common Stock on a stock exchange as a result of a public offering.”
          (iii) The first sentence of the first paragraph after new numbered paragraph (xi) is hereby amended to read in its entirety as follows:
“The Purchaser and the Crowleys considered each of the foregoing factors (i-xi) to support their determinations as to the financial and procedural fairness ^ of the Offer and the Merger to the Unaffiliated Stockholders.”
     (4) The Offer to Purchase, in “Special Factors—The Merger; Plans for Crowley Maritime After the Offer and the Merger; Certain Effects of the Offer”, is hereby amended by adding the following two new sentences before the last sentence thereof:
In such case, holders of shares of Common Stock will lose the rights and protections that the federal securities laws afford to stockholders of public companies. Furthermore, Crowley Maritime would no longer have to comply with the substantive requirements that the federal securities laws, including the Sarbanes-Oxley Act, impose on public companies, and its officers and directors and significant beneficial owners would no longer have to report transactions in Crowley Maritime equity securities.
     (5) The Offer to Purchase, in “Special Factors—Reports Related to the Offer and the Merger— Report of FMV”, is hereby amended to read in its entirety as follows:
The Purchaser^ received an opinion regarding the fair market value of a share of the non-voting Class N common stock of the Purchaser (the “Purchaser Class N”) expressed as a fraction of a voting share of common stock of the Purchaser (the “Purchaser Common Stock”). The purpose of the opinion was to aid the Purchaser in determining, in connection with the contributions to the Purchaser of Common Stock, Series A Preferred and Class N by the Crowley Group, how many shares of Purchaser Class N would be appropriate to exchange, in lieu of Purchaser Common Stock, for a portion of the Common Stock held by one of the members of the Crowley Group, The Marital Trust Under the Thomas B. Crowley Trust. The opinion, which was prepared by FMV Opinions, Inc. (“FMV”), concluded that the fair market value of a share of Purchaser Class N was reasonably stated in the amount of 99% of the fair market value of a share of Purchaser Common Stock. The opinion specifically states that the estimate of value is only relative to the Purchaser Common Stock, not as a cash equivalent value estimate, and specifically did not address the fairness of any transaction. The opinion also does not assign a dollar value to either the Common Stock or the Class N.
FMV has been engaged for nearly two decades in providing specialized financial opinions, property appraisals, and tax and business valuations. FMV was selected by the Purchaser because it previously had been engaged by Crowley Asset Management L.P. to perform valuation work for estate planning purposes, and was therefore somewhat familiar with Crowley Maritime and its operations.
For purposes of rendering its opinion, FMV:
•	reviewed Crowley Maritime’s annual reports on Form 10-K for each of the five fiscal years ended December 31, 2006 in order to understand the financial condition of Crowley Maritime, its earnings capacity, and the nature and value of its tangible and intangible assets;

•	reviewed the historical prices and trading volume for Crowley Maritime’s voting and non-voting common stock;

•	reviewed a capitalization table of Crowley Maritime and the Purchaser;

•	analyzed the performance and valuation metrics of certain public companies that have both voting and non-voting securities;

•	analyzed the outlook of the economy and the marine shipping industry; and

•	reviewed valuation industry studies and academic research regarding voting stock premiums and decisions in relevant court cases involving the value of voting relative to non-voting securities.
Analysis of Discounts on Non-voting Stock
     In arriving at its opinion, FMV analyzed discounts and premiums on non-voting or lesser-voting stock versus voting or super-voting stock for 10 public companies. The stocks of the companies analyzed are the same in all material respects with the exception of voting rights. Nine of the 10 companies analyzed had publicly traded voting and non-voting common stock while one had publicly traded voting and super-voting shares. These companies included:

Bandag, Inc.	Viacom, Inc.
Comcast Corp.	Brown-Forman Corp.
Tecumseh Products, Co.	Crawford & Co.
Radio One, Inc.	Molex, Inc.
CBS Corp.	Tronox, Inc.
     For each of these companies, FMV analyzed the spot price as well as 20-day, 50-day and 200-day average share prices of the voting or super voting stock as compared to the non-voting or lesser-voting stock in order to analyze discounts or premiums on non-voting stock relative to voting stock. The follow table provides a summary of the data analyzed.

(Discounts)/Premiums on Non-Voting Stock Relative to Voting Stock
(All 10 Selected Stocks)
			50-Day Average	200-Day Average
	Spot Price	20-Day Average Price	Price	Price
	(Discount)/	(Discount)/	(Discount)/	(Discount)/
	Premium	Premium	Premium	Premium
High	2.5%	5.0%	4.8%	5.9%

Low	(11.6%)	(-11.0%)	(13.2%)	(13.5%)

Mean	(2.1%)	(1.8%)	(2.4%)	(3.2%)

Median	(.3%)	(.3%)	(.3%)	(.3%)

Selected			(1%)

     As trading volume can significantly influence the price spread between voting and non-voting stock, FMV also considered implied discounts on the five most liquid companies’ non-voting stocks.1 The following table provides a summary of the data analyzed.

[1]	“Most liquid companies” is defined as the five companies with the highest volume for the least-actively traded security. These were Comcast, CBS, Viacom, Molex, and Tronox.

(Discounts)/Premiums on Non-Voting Stock Relative to Voting Stock
(5 Most Liquid Stocks)
			50-Day Average	200-Day Average
	Spot Price	20-Day Average Price	Price	Price
	(Discount)/	(Discount)/	(Discount)/	(Discount)/
	Premium	Premium	Premium	Premium
High	2.5%	2.6%	1.9%	0.7%

Low	(11.6%)	(-11.0%)	(11.2%)	(13.5%)

Mean	(2.0%)	(1.9%)	(2.1%)	(2.7%)

Median	(0.0%)	(0.1%)	(0.1%)	(0.0%)

Selected			(1%)

     In addition to analyzing implied discounts on a set of publicly traded companies, FMV also considered voting premiums analyzed in various professional studies. Accordingly, FMV considered certain studies of voting premiums performed in 1983, 1991 and 1996. FMV found that the mean and median premiums on voting shares (as compared to non-voting shares), as determined in the latest study performed in 1996, were 2.05 percent and 1.46 percent, respectively, implying mean and median discounts (inverses of premiums) of 2.01 percent and 1.44 percent, respectively. The 1983 and 1991 studies showed mean premiums of 5.4 percent and 3.5 percent, respectively, which represent discounts of 5.1 percent and 3.4 percent, respectively.
Conclusion
     Based on the aforementioned analysis, FMV found that current data suggests a range of discounts of approximately 0.5 percent to 2.5 percent. FMV selected a discount of 1.0 percent, which is slightly below the mid-point of the indicated range given the relatively high concentration of voting control in the Purchaser, which makes voting rights less useful than where a single party has less unilateral control. Accordingly, based on the aforementioned 1.0 percent discount, FMV rendered its opinion that the fair market value of a share of non-voting stock in the Purchaser is reasonably estimated at 99 percent of the fair market value of a voting share. FMV noted that this comparison is valid only with regard to a minority interest in the voting shares of Purchaser.
Neither FMV nor any of its employees has a present or intended financial interest in the Purchaser or Crowley Maritime, and FMV is entitled to a fixed fee of $18,000, plus out-of-pocket expenses for rendering the opinion. ^ A copy of the opinion will be made available for inspection and copying at the principal executive offices of Crowley Maritime in Jacksonville, Florida, during its regular business hours by any interested stockholder or any representative of a stockholder designated as such in writing.
     (6) The Offer to Purchase, in “Special Factors—Reports Related to the Offer and the Merger” in the section entitled “Report of JMP”, is hereby amended as follows:
          (i) The third sentence of the first paragraph thereof is hereby amended to read in its entirety as follows:
“^The following discussion^ has been copied verbatim from the Schedule 14D-9.”

          (ii) The following new disclosure is hereby added after the section entitled “Special Factors—Reports Related to the Offer and the Merger—Report of JMP—Analyses by JMP Securities LLC” :
Management’s Financial Forecast
     The Company does not, in the ordinary course of business, publicly disclose financial projections or forecasts. However, in connection with the Offer, the Company’s management provided to JMP the following “upside” financial forecast, deemed its “base case” forecast, prepared by Company management and utilized in JMP’s valuation analysis. This forecast was not prepared with a view towards public disclosure or compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or generally accepted accounting principles. The Company’s certified public accountants have not examined or compiled any of these projections or expressed any conclusion or provided for any form of assurance with respect to the forecast and, accordingly, assume no responsibility for them. This forecast is not fact and should not be relied upon as being indicative of future results. You are cautioned not to place undue reliance on this forecast.
     The financial forecast below constitutes forward-looking statements and involve numerous risks and uncertainties. While presented with numerical specificity, this forecast reflects numerous assumptions made by Company management, many of which are inherently uncertain and subject to change. In addition, factors such as industry performance and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict, may cause this forecast or the underlying assumptions to be inaccurate. Accordingly, it is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. Neither the Special Committee, nor the Company or any of its affiliates, advisors or representatives has made or makes any representation to any person regarding the Company’s ultimate performance compared to the information contained in these projections. Except to the extent required under applicable securities laws, neither the Company nor the Special Committee intends to update or otherwise revise this financial forecast to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event any or all of the assumptions underlying this forecast is shown to be in error.

	Fiscal Year Ended December 31,
	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
Revenue	$1,551.8	$1,651.4	$1,685.2	$1,748.9	$1,815.6	$1,805.2	$1,841.3	$1,882.8	$1,921.8
Operating Income After Asset Transactions	131.8	175.2	165.7	180.7	197.5	182.8	207.4	213.4	211.6
Asset Transactions	(17.2)	—	—	—	—	—	—	—	—
EBITDA	223.4	272.7	265.2	287.2	286.4	278.7	301.9	312.0	307.0
Net Income	60.7	84.7	79.9	88.9	104.1	95.8	109.0	116.6	118.6
Capital Expenditures	(182.9)	(79.0)	(195.3)	(239.6)	(170.0)	(55.2)	(12.1)	(11.1)	(11.3)
          (iii) The subsections set forth under “Special Factors—Reports Related to the Offer and the Merger — Report of JMP” and entitled “— Comparable Public Company Analysis” and “— Precedent Transaction Analysis” are hereby amended to read in their entirety as follows:
Comparable Public Company Analysis
     JMP reviewed and compared publicly available selected financial data and stock trading prices for eight publicly traded companies, chosen by JMP based on their common participation in the maritime shipping services industry and similar market capitalizations ^ to the Company. The comparable companies chosen by JMP included:

Alexander & Baldwin Inc.	Overseas Shipholding Group Inc.
Horizon Lines, Inc.	Seacor Holdings Inc.
International Shipholding Corp.	Tidewater Inc.
Kirby Corp.	Trico Marine Services Inc.
     For ^ each of these comparable companies, JMP initially calculated the applicable company’s ratios of the total enterprise value ^ calculated as the applicable company’s market capitalization, plus total debt, minus cash and cash equivalents ^ to (1) that company’s actual or estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for each of fiscal years 2006 and 2007, (2) that company’s actual EBITDA minus capital expenditures, net of gains on sale of assets) for fiscal year 2006, and (3) that company’s actual or estimated earnings before interest and taxes, or EBIT, for each of fiscal years 2006 and 2007. For the Company, JMP calculated the same ratios above, except that market capitalization was the product of the number of Common Stock outstanding multiplied by the Offer Price. All multiples were based on closing stock prices as of March 13, 2007. Fiscal year 2006 EBITDA, EBIT and capital expenditures were actual figures available in publicly-filed SEC reporting documents for the twelve months representing each company’s fiscal year 2006. Fiscal year 2007 estimates for the comparable companies were based on analyst estimates and excluded extraordinary items; corresponding estimates for the Company were based on the Company management’s “upside scenario” projections.

JMP also calculated the ratios of the equity value of the Company ^, calculated by multiplying the number of Common Stock outstanding ^ by the Offer Price^, to the Company’s actual or estimated net income for the Company’s fiscal years 2006 and 2007, and compared that to the comparable companies’ actual or estimated price to earnings ratios, ^calculated as the applicable company’s stock price divided by its actual or estimated earnings for the calendar years 2006 and 2007^. All multiples were based on closing stock prices as of March 13, 2007. Earnings estimates for the comparable companies were based on analyst estimates and excluded extraordinary items; corresponding estimates for the Company were based on Company management’s “upside scenario” projections.
     JMP next calculated the average, median, high, and low values among the comparable companies for each ratio described above, and compared each resulting value to the corresponding ratio for the Company. The chart below summarizes such comparisons, as well as the range of implied values per share of the Common Stock, as compared to the Offer Price:

Ratio	Enterprise Value /					EBITDA —		Enterprise Value / EBIT					Price / Earnings
	EBITDA					CAPEX
	2006A			2007E		2006A		2006A			2007E		2006A			2007E
Comp. Companies Multiples
Mean:	7.6	x	—	6.5	x	11.8	x	10.6	x	—	10.1	x	13.6	x	—	14.3	x
Median:	7.6		—	6.4		9.0		8.6		—	9.9		10.9		—	15.0
High:	10.7		—	8.1		23.4		16.9		—	14.8		22.0		—	18.6
Low:	4.1		—	4.5		4.8		5.1		—	5.9		6.6		—	9.1

Ratio								Equity Value / Net
Income
								2006A		2007E
Company Implied Transaction Multiple	6.0 x	—	4.1 x	24.6 x	11.7 x	—	7.4 x	15.2 x	—	9.7 x

Implied Values Per Share of the
Company’s Common Stock			Offer Price
NMF	—	$8,247.2	$2,990.0
     This analysis indicated the Company implied transaction multiple ratios and the resulting implied values per share of the Common Stock generally fell within the range of the ratios and implied per share value of Common Stock calculated from the comparable companies multiple and, in light of the other analyses summarized in this discussion, supported JMP’s determination of the fairness of the Offer Price.
     JMP also conducted a sensitivity analysis using 20% lower “downside scenario” financial projections provided by Company management, in light of management’s disclosure that the Company has historically not met its base case projections.
     Based on a review of Company management’s downside scenario financial projections, JMP calculated the average, median, high, and low values among the comparable companies for each ratio described above, and compared each resulting value to the corresponding ratio for the Company. The chart below summarizes such comparisons, as well as the range of implied values per share of the Common Stock as compared to the Offer Price:

Ratio	Enterprise					EBITDA —		Enterprise Value / EBIT					Price /Earnings
	Value / EBITDA					CAPEX
	2006A			2007E		2006A		2006A			2007E		2006A			2007E
Comp. Companies Multiples
Mean:	7.6	x	—	6.5	x	11.8	x	10.6	x	—	10.1	x	13.6	x	—	14.3	x
Median:	7.6		—	6.4		9.0		8.6		—	9.9		10.9		—	15.0
High:	10.7		—	8.1		23.4		16.9		—	14.8		22.0		—	18.6
Low:	4.1		—	4.5		4.8		5.1		—	5.9		6.6		—	9.1

Ratio								Equity Value /
Net Income
								2006A		2007E
Company Implied Transaction Multiple	6.0 x	—	4.4 x	24.6 x	11.7 x	—	8.6 x	15.2 x	—	12.3 x

Implied Values Per Share of the
Company’s Common Stock			Offer Price
NMF	—	$7,247.9	$2,990.0
     This analysis indicated the Company implied transaction multiple ratios and resulting implied values per share of the Common Stock generally fell within the range of the ratios and implied per share value of Common Stock calculated from the comparable companies multiples and, in light of the other analyses summarized in this discussion, supported JMP’s determination of the fairness of the Offer Price.
     No company utilized in the comparable public company analysis is identical to the Company. Mathematical analysis of comparable public companies (such as determining means and medians) in isolation from other analyses is not an effective method of evaluating transactions.
     Precedent Transaction Analysis
     JMP selected for review 13 other ^ comparable merger and acquisition transactions based on their recent announcement dates and the participants’ participation in the maritime shipping services industry, and conducted an analysis of these transactions based on certain publicly available financial data and the purchase prices paid.
Comparable Transactions

Announcement Date	Buyer Name	Seller Name

September 25, 2006	Overseas Shipholding Group, Inc.	Maritrans, Inc.

Announcement Date	Buyer Name	Seller Name

September 18, 2006	Teekay Shipping Corp.	Petrojarl ASA
August 14, 2006	World Wide Shipping Agency, Inc.	General Maritime Corp.
December 9, 2005	Babcock & Brown Infrastructure Group	PD Ports PLC
August 22, 2005	Navalmar UK Ltd.	MC Shipping, Inc.
August 21, 2005	TUI AG	CP Ships Ltd.
June 20, 2005	Wilh. Wilhelmsen ASA	Unitor ASA
March 31, 2005	Auckland Regional Council	Ports of Auckland Ltd.
March 16, 2005	SEACOR Holdings, Inc.	Seabulk International, Inc.
December 13, 2004	Overseas Shipholding Group, Inc.	Stelmar Shipping Ltd.
September 10, 2004	Sime Darby Bhd.	Jaya Holdings Ltd.
August 24, 2004	Siem Industries	Star Reefers Inc.
May 4, 2004	Navalmar UK Ltd.	MC Shipping, Inc.
     For the Offer and each comparable transaction, JMP initially calculated the total enterprise value of the transaction, ^the market value of the target company’s equity securities, plus its debt, minus its cash and cash equivalents^, as multiples of (1) the target company’s actual EBIT, EBITDA, EBITDA minus capital expenditures, net of gains on sale of assets), and net income for the latest twelve month period (“LTM”) ended on the last day of the period covered by the target company’s Form 10-K, Form 10-Q, or equivalent foreign securities report, as applicable, last filed prior to the announcement of the relevant transaction, and (2) the target company’s estimated EBIT, EBITDA, and net income for the next twelve month period (“NTM”) beginning immediately after the last day of the period covered by the target company’s Form 10-K, Form 10-Q, or equivalent foreign securities report, as applicable, last filed prior to the announcement of the relevant transaction. Where the transaction involved an acquisition of less than 100% of the seller’s equity securities, transaction values were adjusted to assume a 100% acquisition.
     JMP next calculated the average, median, high, and low multiples among the comparable companies for each ratio described above, and compared each resulting multiple to the corresponding Company multiple implied in the Offer, as well as the range of implied values per share of the Common Stock, as compared to the Offer Price:

						EBITDA -
						CAPEX							Net Income
	EBITDA Multiple					Multiple		EBIT Multiple					Multiple
	LTM			NTM		LTM		LTM			NTM		LTM			NTM
Comparable Transaction Multiples
Mean:	10.8	x	-	9.6	x	17.2	x	16.2	x	-	14.6	x	20.6	x	-	15.4	x
Median:	10.7		-	8.5		14.2		16.6		-	13.2		19.1		-	12.7
High:	18.3		-	13.5		36.3		25.3		-	20.6		32.4		-	29.6
Low:	4.1		-	7.0		7.5		8.3		-	10.1		13.4		-	5.6
Company Implied Transaction Multiple	6.0	x	-	4.1	x	24.6	x	11.7	x	-	7.4	x	15.2	x	-	9.7	x

Implied Values Per Share of the
Company’s Common Stock			Offer Price
NMF	—	$14,920.5	$2,990.0
     This analysis indicated the Company implied transaction multiple ratios and resulting implied values per share of the Common Stock generally fell within the range of the ratios and implied per share value of Common Stock calculated from the comparable transactions multiples and, in light of the other analyses summarized in this discussion, supported JMP’s determination of the fairness of the Offer Price.
     JMP also conducted a sensitivity analysis using 20% lower “downside scenario” NTM financial projections provided by Company management, in light of management’s disclosure that the Company has historically not met its base case projections.
     Based on a review of the Company management’s downside scenario financial projections, JMP calculated the average, median, high, and low values among the comparable companies for each ratio described above, and compared each resulting value to the corresponding ratio for the Company. The chart below summarizes such comparisons, as well as the range of implied values per share of the Common Stock, as compared to the Offer Price:

						EBITDA -
						CAPEX							Net Income
	EBITDA Multiple					Multiple		EBIT Multiple					Multiple
	LTM			NTM		LTM		LTM			NTM		LTM			NTM
Comparable Transaction Multiples
Mean:	10.8	x	-	9.6	x	17.2	x	16.2	x	-	14.6	x	20.6	x	-	15.4	x
Median:	10.7		-	8.5		14.2		16.6		-	13.2		19.1		-	12.7
High:	18.3		-	13.5		36.3		25.3		-	20.6		32.4		-	29.6
Low:	4.1		-	7.0		7.5		8.3		-	10.1		13.4		-	5.6
Company Implied Transaction Multiple	6.0	x	-	4.4	x	24.6	x	11.7	x	-	8.6	x	15.2	x	-	12.3	x

Implied Values Per Share of the
Company’s Common Stock			Offer Price
NMF	-	$13,595.3	$2,990.0
     This analysis indicated the Company implied transaction multiple ratios and resulting implied values per share of the Common Stock generally fell within the range of the ratios and implied per share value of Common Stock calculated from the comparable transaction multiples and, in light of the other analyses summarized in this discussion, supported JMP’s determination of the fairness of the Offer Price.
     No transaction utilized in the precedent transaction analysis is identical to the Offer. Mathematical analysis of comparable transaction data (such as determining means and medians) in isolation from other analyses is not an effective method of evaluating transactions.
          (iv) The subsection set forth under “Special Factors — Reports Related to the Offer and the Merger — Report of JMP” and entitled “— Historical Stock Trading Analysis and Premiums Paid Analysis” is hereby amended to read in its entirety as follows:
     Historical Stock Trading Analysis and Premiums Paid Analysis
     JMP reviewed the high, low and closing prices and trading volumes of the Common Stock over the period April 15, 2002 through March 13, 2007. JMP noted that although the Common Stock never closed above the Offer Price of $2,990 per share within this period, only eight trades of an aggregate 2,076 shares were executed during this period. JMP noted that historical performance of the thinly-traded Common Stock may be a less reliable indicator of the underlying value of the Common Stock than the other analyses discussed herein.
     JMP then reviewed the 13 comparable merger and acquisition transactions described above under the heading “Precedent Transaction Analysis,” examining the closing stock price of each at one, five, ten, twenty, thirty and sixty days prior to the announcement dates of such transactions. JMP calculated the stock price acquisition premium over each such pre-announcement closing price and compared the average of all such comparable companies’ premiums to the premium (65.7%) of the Offer Price of $2,990 over the last closing trading price per share of Common Stock ($1,805 on May 17, 2006). JMP also calculated the price per share of Common Stock implied in the Offer based on the May 17, 2006 closing price of $1,805 per share and the comparable companies’ average acquisition premiums. A summary of the results of the transaction premium analysis for comparable transactions on a per share basis is set forth in the table below:

	Days Prior to Transaction Announcement Date
	1 Day	5 Days	10 Days	20 Days	30 Days	60 Days

Average Comparison Set Acquisition Premium	14.6%	15.7%	14.2%	21.6%	30.4%	26.0%
Implied Company Price per Common Share	$2,069.35	$2,088.76	$2,061.90	$2,195.23	$2,353.46	$2,274.67
     JMP noted that the Offer Price exceeds each such implied price per share of Common Stock.
     JMP conducted the same premiums paid analyses using the following ^ 18 going-private transactions. ^ JMP initially selected a group of comparable transactions that were completed in the United States between 2002 and 2006 with transaction values of less than $1.0 billion. JMP refined the transaction list by selecting transactions most comparable to the Offer, in that a single, majority shareholder purchased all unaffiliated, outstanding shares:

Announcement Date	Buyer Name	Seller Name
August 23, 2006	CP Newco, Inc	Case Pomeroy & Co, Inc.
April 20, 2006	PX Holding Corp.	Panavision, Inc.
January 30, 2006	Central Freight Lines Inc /Moyes/	Central Freight Lines, Inc.
December 13, 2005	Virbac SA	Virbac Corp.
December 2, 2005	The Saker Family Corp.	Foodarama Supermarkets, Inc.
July 8, 2005	V&S Vin & Sprit AB	Cruzan International, Inc.
January 27, 2005	Danisco A/S	Genencor International, Inc.
August 6, 2004	ERI Acquisition Corp	Elmer’s Restaurants, Inc
June 25, 2004	Investor Group (management-led)	Edelbrock Corp
April 5, 2004	Hako-Werke International GmbH	Minuteman International Inc
January 27, 2004	Lawrence Weissberg Revocable	Dover Investments Corp
December 31, 2003	Investor Group (management-led)	Boyd Bros Transportation Inc
December 2, 2003	Zimmer Family	Reeds Jewelers, Inc
November 21, 2003	Lombardi Restaurant Group Inc	Chefs International, Inc
November 21, 2003	Investor Group (management-led)	Integrity Media, Inc
November 7, 2003	Barnes & Noble, Inc	barnesandnoble.com, Inc.
May 5, 2003	Westerbeke Acquisition Corp	Westerbeke Corp
March 14, 2002	Prometheus Southeast Retail Trust	Konover Property Trust
     A summary of JMP’s premiums paid analysis involving going private transactions is set forth below:

	Days Prior to Transaction Announcement Date
	1 Day	5 Days	10 Days	20 Days	30 Days	60 Days

Average Comparison Set Acquisition Premium	33.1%	30.5%	29.2%	30.3%	39.9%	36.2%
Implied Company Price per Common Share	$2,401.98	$2,356.04	$2,332.74	$2,352.25	$2,524.51	$2,459.03

     JMP noted that the acquisition premium represented by the Offer Price exceeded the comparison set’s average acquisition premiums and, in light of the other analyses summarized in this discussion, supported JMP’s determination of the fairness of the Offer Price.
     The above premiums paid analyses are based on historical performance of the Common Stock, which is thinly traded, and thus may be less reliable indicators of the underlying value of such stock than the other analyses discussed herein.
          (v) The first sentence of the section entitled “Conclusion” is hereby amended to read in its entirety as follows:
“The summary set forth above describes all of the ^ analyses performed by JMP in connection with its opinion delivered to the Special Committee on March 14, 2007.”
     (7) The Offer to Purchase, in “The Tender Offer—Section 7. Certain Information Concerning Crowley Maritime” in the section entitled “Crowley Maritime Corporation—Selected Consolidated Financial Information”, is hereby amended by adding the following new paragraphs after the current penultimate paragraph:
In a Form 8-K dated April 20, 2007, Crowley Maritime announced its preliminary, unaudited financial results for the first quarter ended March 31, 2007. Total revenues for the first quarter of 2007 are expected to be between $350 million and $387 million, compared with total revenues of $327.8 million for the first quarter of 2006. Operating income for the first quarter of 2007 is expected to be between $56 million and $62 million, compared with operating income of $20 million for the first quarter of 2006. Net income attributable to common stockholders for the first quarter of 2007 is expected to be between $31 million and $35 million ($235.05 - $259.80 basic earnings per common share and $197.54 - $218.34 diluted earnings per common share) compared with $9.5 million ($70.96 basic earnings per common share and $61.42 diluted earnings per common share) for the first quarter of 2006. The significant reasons for the increase in 2007 compared with 2006 are discussed below.
As previously disclosed in Crowley Maritime’s Annual Report on Form 10-K for 2006, Crowley Maritime’s Marine Services segment successfully completed a no-cure-no-pay contract and sold a vessel during the first quarter of 2007. Crowley Maritime’s Marine Services segment also settled a Lloyd’s Standard Form of Salvage Agreement or “Lloyd’s Open Form” (“LOF”) contract during the first quarter of 2007. These events are expected to contribute between $31.9 million and $35.2 million to operating income for the first quarter of 2007.
Operating income for Crowley Maritime’s Liner Services segment is expected to increase between $4.9 million and $5.5 million in the first quarter of 2007 from the first quarter of 2006. The change is attributable to an increase of 6.4% in the average revenue per twenty-foot equivalent, or TEU, consisting of rate increases for services and fuel surcharges that was partially offset by a decrease of 4.0% in container and noncontainer volume which is primarily due to a continued downturn in the Puerto Rico market.

Crowley Maritime’s internal projections for 2007 included in this Offer to Purchase are consistent with the preliminary results for the first quarter of 2007 included above.
     (8) The Offer to Purchaser, in “The Tender Offer—Section 9. Source and Amount of Funds”, is hereby amended to read in its entirety as follows:
     The total amount of funds required to consummate the Offer and Merger and to pay related fees and expenses is estimated to be approximately $99,000.000. The funds are expected to be provided from Crowley Maritime’s available cash ^ and from a ^ new five-year $180 million revolving credit agreement with banks and other financial institutions (the “Revolving Credit Agreement”). Crowley Maritime has the option to increase the amount that can be drawn to $250 million so long as it obtains sufficient lender participation. Interest is based on either a Eurodollar or Bank Base rate plus, in either case, an applicable margin that varies based on the ratio of Total Debt (as defined in the Revolving Credit Agreement) to earnings before interest, taxes, depreciation, amortization and rent expense (as defined in the Revolving Credit Agreement). Outstanding letters of credit ^ amounting to $36.3 million on April 20, 2007 were transferred to the Revolving Credit Agreement, which left available borrowings of $143.7 million under the Revolving Credit Agreement.
     The Revolving Credit Agreement places customary limitations on Crowley Maritime indebtedness, liens, guaranties, sales of assets, mergers, loans, dividends and transactions with affiliates and also includes financial covenants requiring Crowley Maritime to maintain: (1) a Leverage Ratio (as defined in the Revolving Credit Agreement) of not greater than ^ 3.0 to 1.0; (2) a Total Debt (as defined in the Revolving Credit Agreement) to earnings before interest, taxes, depreciation, amortization and rent expense (as defined in the Revolving Credit Agreement) ratio on a rolling four quarter basis of not greater than ^ 4.0 to 1.0; ^ (3) a consolidated earnings before interest, taxes, depreciation and amortization (as defined in the Revolving Credit Agreement) to net interest ratio on a rolling four quarter basis of not less than 3.5 to 1.0; and (4) Minimum Liquidity (as defined in the Revolving Credit Agreement) of not less than $35 million. While Crowley Maritime is prohibited from repurchasing shares of any class of capital stock or declaring or paying any dividend, it may repurchase common stock from employee stock ownership plans and pay dividends in any twelve-month period at a combined cost not to exceed ^ $15.0 million. Crowley Maritime’s obligations under the Revolving Credit Agreement are secured by certain vessels. The Revolving Credit Agreement also provides for payments to the lenders and/or the administrative agent of quarterly commitment and other customary fees. ^ The Offer is not conditioned on any financing arrangements.
     (9) The Offer to Purchase, in “The Tender Offer—Section 13. Certain Conditions of the Offer”, is hereby amended as follows:
          (i) The introductory clause to numbered paragraph (5) is amended to read in its entirety as follows:
“At anytime on or after March 19, 2007, and prior to the ^ expiration of the Offer, any of the following events shall occur:”
          (ii) Subparagraphs (a) and (b) under paragraph 5 are hereby amended to read in their entirety, respectively, as follows:

(a)	any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in a writing received by Crowley Maritime in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), cash flows, operations, licenses, franchises, permits, authorizations, results of operations or prospects of Crowley Maritime or any of its subsidiaries which has or might reasonably be expected to have a material adverse effect on Crowley Maritime and its subsidiaries taken as a whole (a “Material Adverse Effect”), or results or might reasonably be expected to result in a material diminution in the value of the Securities or the benefits expected to be derived by the Purchaser as a result of the transactions contemplated by the Offer or the Merger (a “Diminution in Value”); or

(b)	any government or governmental authority or agency, whether domestic, foreign or supranational, or any industry self-regulatory organization (a “Governmental Entity”), shall have instituted or threatened in a writing received by Crowley Maritime any action, proceeding, application, claim or counterclaim, sought or obtained any judgment, order or injunction, or taken any other action, which (i) challenges the acquisition by the Purchaser (or any affiliate of the Purchaser) of any Securities pursuant to the Offer, the Merger or otherwise restrains, prohibits or materially delays the making or consummation of the Offer or the Merger, prohibits the performance of any of the contracts or other arrangements entered into by the Purchaser (or any affiliate of the Purchaser) in connection with the acquisition of the Securities or Crowley Maritime, seeks to obtain any material amount of damages, or otherwise directly or indirectly materially and adversely affects the Offer or the Merger, (ii) seeks to prohibit or limit materially the ownership or operation by Crowley Maritime or the Purchaser (or any affiliate of the Purchaser) of all or any material portion of the business or assets of the Crowley Maritime and its subsidiaries taken as a whole or to compel Crowley Maritime, Thomas B. Crowley, Jr. or the Purchaser (or any affiliate of the Purchaser) to dispose of or to hold separate all or any material portion of the business or assets of Crowley Maritime and its subsidiaries taken as a whole as a result of the transactions contemplated by the Offer or the Merger, (iii) seeks to impose any material limitation on the ability of Crowley Maritime, Thomas B. Crowley, Jr. or the Purchaser (or any affiliate of the Purchaser) to conduct Crowley Maritime’s or any subsidiary’s business or own such assets, (iv) seeks to impose or confirm any material limitation on the ability of Thomas B. Crowley, Jr. or the Purchaser (or any affiliate of the Purchaser) to acquire or hold, or to exercise full rights of ownership of, any Securities, including the right to vote such Securities on all matters properly presented to the stockholders of Crowley Maritime, (v) seeks to require divestiture by Thomas B. Crowley, Jr. or the Purchaser or any of their affiliates of all or any of the Securities, (vi) otherwise has or might reasonably be expected to have a Material Adverse Effect or results or might reasonably be expected to result in a Diminution in Value, or (vii) seeks to impose any condition to the Offer unacceptable to the Purchaser in its reasonable discretion; or
          (iii) Subparagraph (g) under paragraph 5 is hereby deleted in its entirety, and subparagraph (h) thereof is renumbered to read in its entirety as follows:

“(^g) The Board of Directors of Crowley Maritime or the Special Committee shall have determined to oppose the Offer and/or the Merger.”
     (8) Further, “Item 4. Terms of the Transaction” on Schedule 13E-3 is particularly amended to include “The Tender Offer—Section 13. Certain Conditions to the Offer” as incorporated by reference therein.
Item 16. Exhibits
     Item 16 of the Schedule 13E-3 is amended and supplemented as set forth below.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 19, 2007 (incorporated by reference from Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(ii)	Letter of Transmittal (incorporated by reference from Exhibit (a)(1)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference from Exhibit (a)(1)(iii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from Exhibit (a)(1)(iv) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from Exhibit (a)(1)(v) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference from Exhibit (a)(1)(vi) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from the Chairman and President of Crowley Newco Corporation (incorporated by reference from Exhibit (a)(1)(vii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

Exhibit No.	Description

(a)(1)(viii)	Letter from D.F. King & Co., Inc., to Crowley Maritime Corporation stockholders.*

(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007 (incorporated by reference from Exhibit (a)(1)(ix) of Amendment No. 3 to Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on the Issuer by Crowley Newco Corporation on April 23, 3007, File No. 000-04717).*

(a)(1)(x)	Information in respect of preliminary financial results and information regarding new revolving credit agreement (incorporated by reference from Current Report on Form 8- K filed with the Securities and Exchange Commission dated April 20, 2007, File No. 000-04717).

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9 (without exhibits).*

(a)(5)(i)	Press Release issued by Crowley Maritime Corporation on March 19, 2007.*

(a)(5)(ii)	Message to Employees of Crowley Maritime Corporation regarding Stock Benefit Plans issued by Crowley Maritime Corporation on March 19, 2007.*

(b)(i)	Second Amended and Restated Credit Agreement Dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717).*

(b)(ii)	Joinder Agreement, dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).*

(b)(iii)	Credit Agreement dated April 20, 2007 (schedules and exhibits omitted)** .

(c)(i)	Opinion of JMP Securities LLC, dated March 14, 2007 (included as “Annex A” to Solicitation/Recommendation Statement on Schedule 14D-9).*

(c)(ii)	Presentation to the Special Committee of the Board of Directors of the Issuer by JMP Securities LLC, dated March 14, 2007 (incorporated by reference from Exhibit (a)(1)(ix) to Solicitation/ Recommendation Statement on Schedule 14D-9).*

(c)(iii)	Opinion of FMV Opinions, Inc., dated March 16, 2007.

(d)(i)	Subscription Agreement dated February 22, 2007, between Crowley Newco Corporation and Thomas B. Crowley, Jr. (incorporated by reference from Exhibit (d)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

Exhibit No.	Description

(d)(ii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation-Skipping Trust U/T/A Dated 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust (incorporated by reference from Exhibit (d)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(d)(iii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan (incorporated by reference from Exhibit (d)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(d)(iv)	Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(v)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vi)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference from “Schedule C” to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(g)	None.

*	Previously filed.

**	Crowley Maritime Corporation undertakes to provide a copy of each omitted schedule and exhibit to the Securities and Exchange Commission on request.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CROWLEY NEWCO CORPORATION
/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr., Chairman of the Board and President

(Name and Title)
April 25, 2007

(Date)
THOMAS B. CROWLEY, JR.
/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr.

(Name)
April 25, 2007

(Date)
CHRISTINE S. CROWLEY
/s/ Christine S. Crowley

Christine S. Crowley

(Name)
April 25, 2007

(Date)
MOLLY M. CROWLEY
/s/ Molly M. Crowley

Molly M. Crowley

(Name)
April 25, 2007

(Date)

CROWLEY MARITIME CORPORATION
/s/ Arthur F. Mead III

(Signature)
Arthur F. Mead III, Senior Vice President & General Counsel

(Name and Title)
April 25, 2007

(Date)

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated March 19, 2007 (incorporated by reference from Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(ii)	Letter of Transmittal (incorporated by reference from Exhibit (a)(1)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference from Exhibit (a)(1)(iii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from Exhibit (a)(1)(iv) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference from Exhibit (a)(1)(v) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference from Exhibit (a)(1)(vi) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from the Chairman and President of Crowley Newco Corporation (incorporated by reference from Exhibit (a)(1)(vii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(a)(1)(viii)	Letter from D.F. King & Co., Inc., to Crowley Maritime Corporation stockholders.*

(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007 (incorporated by reference from Exhibit (a)(1)(ix) of Amendment No. 3 to Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on the Issuer by Crowley Newco Corporation on April 23, 3007, File No. 000-04717).*

Exhibit No.	Description
(a)(1)(x)	Information in respect of preliminary financial results and information regarding new revolving credit agreement (incorporated by reference from Current Report on Form 8- K filed with the Securities and Exchange Commission on April 24, 2007, File No. 000-04717).

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9.*

(b)(i)	Second Amended and Restated Credit Agreement Dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717).*

(b)(ii)	Joinder Agreement, dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).*

(b)(iii)	Credit Agreement dated April 20, 2007.

(c)(i)	Opinion of JMP Securities LLC, dated March 14, 2007 (included as “Annex A” to Solicitation/Recommendation Statement on Schedule 14D-9).*

(c)(ii)	Presentation to the Special Committee of the Board of Directors of the Issuer by JMP Securities LLC, dated March 14, 2007 (incorporated by reference from Exhibit (a)(1)(ix) to Solicitation/Recommendation Statement on Schedule 14D-9).*

(c)(iii)	Opinion of FMV Opinions, Inc., dated March 16, 2007.

(d)(i)	Subscription Agreement dated February 22, 2007 between Crowley Newco Corporation and Thomas B. Crowley, Jr. (incorporated by reference from Exhibit (d)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(d)(ii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation-Skipping Trust U/T/A Dated 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust (incorporated by reference from Exhibit (d)(ii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

(d)(iii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan (incorporated by reference from Exhibit (d)(iii) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

Exhibit No.	Description

(d)(iv)	Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report of Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(v)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vi)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report of Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report of Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference from “Schedule C” to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on the Issuer by Crowley Newco Corporation on March 19, 2007, File No. 000-04717).*

*	Previously filed.